

September 29, 2011

Via E-mail
Richard Wei
Chief Financial Officer
Shanda Games Limited
No. 1 Office Building
No. 690 Bibo Road
Pudong New Area
Shanghai 201203, Peoples Republic of China

> **Re: Shanda Games Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed May 25, 2011**
> **File No. 001-34454**

Dear Mr. Wei:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

D. Risk Factors

Risks Relating to Our Business and Our Industry

While we believe that we currently have adequate internal control procedures in place . . ., page 16

1.   We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and

assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions. First, in connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

2.   If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

3.   Please describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

4.   We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
- what relevant education and ongoing training he or she has had relating to U.S. GAAP;
- the nature of his or her contractual or other relationship to you;
- whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

5.   If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization;
- the qualifications of their employees who perform the services for your company;
- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

6.   If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
- how many hours they spent last year performing these services for you; and
- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Item 5. Operating and Financial Review and Prospects

Results of Operations

Year Ended December 31, 2010 Compared to December 31, 2009, page 59

7.   We note that revenues decreased in 2010 after increasing significantly in prior years. In light of the reversal of the trend from prior years, please tell us how you considered disclosing your expectations regarding future revenues and underlying key performance indicators. Please refer to Item 303(A)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350.

B. Liquidity and Capital Resources

Cash Flows and Working Capital, page 64

8.   We note your disclosure on page 22 regarding the restrictions imposed by PRC laws and regulations on cash transfers, including dividends, loans or advances, from operating companies in the PRC to the company. We also note on page 27 that certain shareholders are subject to SAFE regulations and are required to register under Circular 75 and that any failure to do so may restrict your subsidiaries ability to pay dividends or make distributions to you. Please tell us how you considered disclosing, in this section, the impact of such restrictions on your ability to meet your cash obligations and pay dividends as well as the amount of retained earnings calculated under PRC accounting standards and any significant differences between retained earnings as calculated pursuant to PRC accounting standards as compared to retained earnings as presented in your financial statements. Please refer to Item 5.B.1(b) of Form 20-F.

9.   Please tell us how you considered disclosing the limitations on loans and capital contributions to your PRC subsidiaries ("WFOEs") or the PRC operating companies ("VIEs") as well as the convertibility of the Renminbi as described on page 28 and how

such limitations could adversely affect your WFOEs or the VIEs liquidity and ability to fund operations.

Item 16A. Audit Committee Financial Expert, page 85

10.   We note your disclosure that Xing Cai and Andy Lin each qualify as an Audit Committee Financial Expert. Please describe their qualifications, including the extent of their knowledge of U.S. GAAP and internal control over financial reporting.

Item 18. Financial Statements

Note 2. Principal Accounting Policies

(3) Consolidation, page F-10

11.   We note from your disclosure on page 20 that your VIEs are wholly owned by either PRC citizens or PRC companies. For each of the VIEs, please tell us how you considered disclosing the relationship of the owners of the VIEs to the owners of the WFOEs, if any. To the extent that the owners of VIEs are unrelated to those of the WFOEs, please tell us how you considered disclosing the risk that misaligned interests may lead to deconsolidation in the future.

12.   We note your disclosure regarding the contractual agreements between the WFOEs and the VIEs. Please tell us how you considered disclosing additional details for each contract including, but not limited to, the duration of each contract, whether each contract is renewable including which party has renewal or approval rights, and whether any party has a right to terminate the contract. Additionally, as it relates to the Exclusive Consulting and Service Agreement, we note from your disclosure on page F-10 that the fees are determined according to certain agreed formulas. Please clarify how this fee is determined and how you considered disclosing this information.

13.   We note your disclosure on page 20 regarding the risks associated with your involvement with your VIEs including how "uncertainties regarding the interpretation and application of current or future PRC laws and regulations" may affect consolidation of the VIEs. Please tell us how you considered disclosing in your consolidation policy, more detailed information regarding the risks associated with your involvement with the VIEs as they relate to cash flows, financial position and operating performance, including circumstances that could impact your ability to consolidate these entities as well as how the PRC legal system could limit your ability to enforce the contractual arrangements should your VIEs or its shareholders fail to perform their obligations under the contractual arrangements as noted in your risk factor disclosure on page 21. Note that you could reference your disclosure on page F-46, provided this disclosure more specifically addresses these risks. Please refer to ASC 810-10-50-2AA.

14.   Also, please tell us how you considered disclosing whether the Equity Pledge Agreement with each of your VIEs have been registered with the relevant governmental authorities.

15.   We note you disclose the total assets and liabilities of the consolidated VIEs as of December 31, 2010. Please tell us how you considered including additional quantitative information regarding the company's involvement with the VIEs, including the revenues, costs and income. We refer you to ASC 810-10-50-2AA.

16.   For each of your VIEs, please tell us how you considered disclosing how net income is attributed to the WFOE or any other entities.

Note 25. Restricted Net Assets, page F-47

17.   We note your disclosure that PRC laws and regulations permit the payment of dividends by PRC companies only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. To the extent that PRC accounting standards and U.S. GAAP differ materially in the calculation of these amounts, please explain the differences to us in your response and tell us how you considered disclosing these differences. Also, please explain how the amount of restricted net assets, RMB 856.9 million, reconciles to your consolidated net assets exclusive of retained earnings.

Exhibits 12.1 and 12.2

18.   We note that the identification of the certifying person at the beginning of each of the certifications filed with your annual report on Form 20-F include the title of the certifying individual. Please note that the certifications may not deviate in any respect from the language in paragraph 12 of the Instructions as to Exhibits of Form 20-F, even if the deviation would appear to be inconsequential in nature. Please revise future filings to omit the certifying individual's title at the beginning of the certification to conform to the language required by Instruction 12 as to Exhibits to Form 20-F. For further guidance, please refer to Section II.B.4 of SEC Release No. 33-8124.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief